Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Freescale Semiconductor, Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333-175194) on Form S-8 of Freescale Semiconductor, Ltd. of our reports dated February 8, 2013, with respect to the consolidated balance sheets of Freescale Semiconductor, Ltd. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 Amendment No. 1 to the annual report on Form 10-K/A of Freescale Semiconductor, Ltd.

/s/ KPMG LLP

Austin, Texas

March 7, 2013